Mail Stop 7010

By U.S. Mail and facsimile to (310) 571-6905

Robert L. Antin
President and Chief Executive Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, California
90064-1022

      Re: **VCA Antech, Inc.**
                Definitive Proxy Statement on Schedule 14A
                Filed April 27, 2007
                File No. 001-16783

Dear Mr. Antin:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 22

Compensation Discussion and Analysis, page 22

1. Confirm that all of the companies in the "Industry Peer" group against which you benchmarked were disclosed. If not, please identify all the companies that comprise the Industry Peer group. Additionally, clarify how benchmarking is used to determine the actual compensation awarded to the officers. For example, on page 22 you indicate that the compensation committee assesses the compensation paid to similar executives by your industry peers during the prior year and over a multi-year period. You should address how actual compensation paid reflects the assessments made by the compensation committee of such benchmarking data. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 23

2. We direct you to Item 402(b)(1)(v) of Regulation S-K. Disclose how the bullet points on page 23 listed under this heading were considered and resulted in the actual base salary adjustments for each named executive officer during 2006. For example, you disclose a base salary adjustment of over $121,185 for Mr. Antin in comparison to fiscal 2005. You should elaborate in the Compensation Discussion and Analysis the reasons for material adjustments such as this. See also Instruction 1 to Item 402(b) of Regulation S-K.

3. You state that base salaries paid are "comparable" to those paid to executive officers by your Industry Peers. Please elaborate on what "comparable" base salaries are by identifying for each named executive officer the percentile range of compensation paid by the company relative to the Industry Peer group. For example, if base salaries are at the median of the group, revise to disclose this fact.

Annual Cash Bonus, page 23

4. You disclose that targets for actual Adjusted EBITDA and adjusted net income per common share were established for 2006 yet you omitted disclosure of the actual quantitative target. Please identify the targets established for any metrics considered by the committee in its determination of the actual bonus amount earned in a given fiscal year. To the extent you believe that disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-

related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

5. We direct you to Instruction 5 to Item 402(b) of Regulation S-K. You should provide definitions for financial metrics considered such as "Adjusted EBITDA" "adjusted net income" and explain how these metrics are calculated from the company's audited financial statements.

6. Please revise your disclosure to address how each named executive officer's individual performance in the discharge of his particular duties was considered and resulted in the actual amounts earned in 2006 as reflected in the summary compensation table. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

7. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. For example, there appears to be wide disparities in the salaries awarded to the chief executive officer relative to the other named executive officers. Also, there are disparities in the bonus amounts awarded to Mr. Robert Antin relative to the other named executive officers. Revise your Compensation Discussion and Analysis to provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers.

Employment Agreements; Payments Upon Termination and Change of Control, page 29

8. Describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements and various post-termination arrangements. Please discuss why you have chosen to pay various multiples of the components of compensation or why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. For example, elaborate on how you determined the payments due to an officer in the event the officer terminates employment for cause as defined in the employment agreement.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Robert L. Antin
VCA Antech, Inc.
September 26, 2007
Page 4 of 4

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor